As filed with the Securities and Exchange Commission on October 13, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERENIUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

92340P 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

Gerald M. Haines II, Esq.

Executive Vice President and Chief Legal Officer

Verenium Corporation

55 Cambridge Parkway, Cambridge, MA 02142

(617) 674-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

M. Wainwright Fishburn, Esq.

Marc A. Recht, Esq.

Cooley Godward Kronish LLP

The Prudential Tower, 800 Boylston St., 46th Floor

Boston, MA 02199

(617) 937-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,784,000	$99.55
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 479,512 shares of the issuer’s Common Stock and have a value of $1,785,000, calculated using the Black-Scholes method, as of October 12, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Certain Outstanding Options To Purchase Common Stock for New Replacement Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Summary Term Sheet is incorporated into this Item 1 by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is Verenium Corporation, a Delaware corporation (“Verenium”), the address of its principal executive office is 55 Cambridge Parkway, Cambridge, MA 02142 and the telephone number of its principal executive office is (617) 674-5300. The information set forth in the Offer to Exchange under Section 16–Information About Us is incorporated into this Item 2(a) by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Verenium is offering certain option holders the opportunity to exchange outstanding options to purchase shares of Verenium’s common stock, par value $0.001 per share, that were originally granted under the Verenium 2007 Equity Incentive Plan (the “2007 Plan”), the 2005 Non-Employee Directors’ Equity Incentive Plan (“2005 Plan”), the 1999 Non-Employee Director Equity Incentive Plan (the “1999 Plan”), the 1997 Equity Incentive Plan (the “1997 Plan”), the BC International Corporation 2006 Equity Incentive Plan (the “2006 Plan”), the BC International Corporation 2004 Equity Incentive Plan (the “2004 Plan”), and the BC International Corporation 1998 Stock Plan (the “1998 Plan”) (collectively, the “Plans”).

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7–Price Range of Common Stock is incorporated into this Item 2(c) by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The filing person is the subject company, Verenium Corporation. The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference. The information set forth in the Offer to Exchange under Schedule A–Information About our Directors and Executive Officers is incorporated into this Item 3(a) by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Exchange under the sections entitled Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options and Summary Term Sheet and Section 1–Number of Options; Expiration Date, Section 3–Procedures, Section 4–Change in Election, Section 5–Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options, Section 6–Conditions of the Offer, Section 8–Exchange Ratios, Section 9–Source and Amount of Consideration; Terms of Replacement Options, Section 11–Status of Eligible Option Grants Acquired by us in the Offer, Section 12–Legal Matters; Regulatory Approvals, Section 13–Material U.S. Federal Income Tax Consequences, Section 14–Extension of the Offer; Termination; Amendment, Section 16–Accounting Impact and the section entitled Stock Option Exchange Questions and Answers is incorporated into this Item 4(a) by reference.

(b)	Purchases. Members of Verenium’s Board of Directors, its executive officers and its employees will be eligible to participate in the Offer. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and Section 10–Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 4(b) by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1–Number of Options; Expiration Date, Section 9–Source and Amount of Consideration; Terms of Replacement Options and Section 10–Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 5(e) by reference. The 2007 Plan, filed as Exhibit 99.(d)(1), the Form of Stock Option Agreement pursuant to the 2007 Plan, filed as Exhibits 99.(d)(2) and 99.(d)(3), the 2005 Plan, filed as Exhibit 99.(d)(4), the Form of Stock Option Agreement pursuant to the 2005 Plan, filed as Exhibit 99.(d)(5), the 1999 Plan, filed as Exhibit 99.(d)(6), Form of Stock Option Grant Notice and Related Stock Option Agreement pursuant to the 1999 Plan, filed as Exhibit 99.(d)(7), the 1997 Plan, filed as Exhibit 99.(d)(8), the Form of Stock Option Grant Notice and Stock Option Agreement pursuant to the 1997 Plan, filed as Exhibit 99.(d)(9), the 2006 Plan, filed as Exhibit 99.(d)(10), the Form of Stock Option Agreement pursuant to the 2006 Plan, filed as Exhibit 99.(d) (11), the 2004 Plan, filed as Exhibit 99.(d)(12), the Form of Stock Option Agreement pursuant to the 2004 Plan, filed as Exhibit 99.(d)(13), the 1998 Plan, filed as Exhibit 99.(d)(14), and the Form of Stock Option Agreement pursuant to the 1998 Plan, filed as Exhibit 99.(d) (15) are incorporated into this Item 5(e) by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2–Purpose of the Offer is incorporated into this Item 6(a) by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5–Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options and Section 11–Status of Eligible Option Grants Acquired by us in the Offer is incorporated into this Item 6(b) by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 2–Purpose of the Offer, Section 17–Information About Us and Section 18–Additional Information is incorporated into this Item 6(c) by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 1–Number of Options; Expiration Date, Section 9–Source and Amount of Consideration; Terms of Replacement Options and Section 15–Fees and Expenses is incorporated into this Item 7(a) by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6–Conditions of the Offer is incorporated into this Item 7(b) by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10–Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(a) by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10–Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(b) by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options–Important and Section 15–Fees and Expenses is incorporated into this Item 9(a) by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Item 8–Financial Statements and Supplementary Data of Verenium’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 30, 2009 and supplemented by the Form 8-K filed on September 21, 2009, the information set forth in Item 1–Condensed Consolidated Financial Statements of Verenium’s Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2009 and June 30, 2009, filed with the SEC on May 18, 2009 and August 10, 2009, respectively, and the information set forth in Item 8.01 of Verenium’s Current Report on Form 8-K filed with the SEC on September 21, 2009 (including the exhibits filed therewith) is incorporated into this Item 10(a) by reference. The information set forth in the Offer to Exchange under Section 17–Information About Us and Section 18–Additional Information is incorporated into this Item 10(a) by reference. Verenium’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Periodic Reports on Form 8-K can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Section 10–Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 11(a)(1) by reference.

(2) The information set forth in the Offer to Exchange under Section 12–Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options, dated October 13, 2009. Filed herewith.
99.(a)(1)(B)	Screen Shots from Tender Offer Website for Verenium Corporation’s Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options. Filed herewith.

99.(a)(1)(C)	Form of Election Form. Filed herewith.

99.(a)(1)(D)	Form of Notice of Withdrawal. Filed herewith.

99.(a)(1)(E)	Form of Confirmation of Receipt of Election Form. Filed herewith.

99.(a)(1)(F)	Form of Confirmation of Receipt of Notice of Withdrawal. Filed herewith.

99.(a)(1)(G)	Form of E-Mail Reminder of Expiration Date. Filed herewith.

99.(a)(1)(H)	E-Mail dated October 13, 2009 to holders of Eligible Options. Filed herewith.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009 and incorporated herein by reference.

99.(a)(1)(J)	Amendment No. 1 on Form 10K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on April 30, 2009 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 18, 2009 and incorporated herein by reference.

99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the SEC on August 10, 2009 and incorporated herein by reference.

99.(a)(1)(M)	Current Report on Form 8-K filed with the SEC on September 21, 2009 and incorporated herein by reference.

(b)	Not applicable.

99.(d)(1)	Verenium 2007 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-145062), filed with the Securities and Exchange Commission on August 2, 2007, and incorporated herein by reference.

99.(d)(2)	Form of Executive Officer 2007 Equity Incentive Plan Option Agreement under the 2007 Plan. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

99.(d)(3)	Form of Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement under the 2007 Plan. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

99.(d)(4)	2005 Non-Employee Directors’ Equity Incentive Plan. Filed as an exhibit to the Company’s Proxy Statement on Form 14-A filed with the Securities and Exchange Commission on April 15, 2005, and incorporated herein by reference.

99.(d)(5)	Form of Stock Option Agreement pursuant to the 2005 Non-Employee Directors’ Equity Incentive Plan. Filed herewith.

99.(d)(6)	1999 Non-Employee Directors’ Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

99.(d)(7)	Form of Stock Option Grant Notice and Related Stock Option Agreement under the 1999 Non-Employee Directors’ Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

Exhibit Number	Description
99.(d)(8)	1997 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

99.(d)(9)	Form of Stock Option Grant Notice and Stock Option Agreement under the 1997 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

99.(d)(10)	BC International Corporation 2006 Equity Incentive Plan. Filed herewith.

99.(d)(11)	Form of Stock Option Agreement pursuant to the BC International Corporation 2006 Equity Incentive Plan. Filed herewith.

99.(d)(12)	BC International Corporation 2004 Equity Incentive Plan. Filed herewith.

99.(d)(13)	Form of Stock Option Agreement pursuant to the BC International Corporation 2004 Equity Incentive Plan. Filed herewith.

99.(d)(14)	BC International Corporation 1998 Stock Plan. Filed herewith.

99.(d)(15)	Form of Stock Option Agreement pursuant to the BC International Corporation 1998 Stock Plan. Filed herewith.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009

VERENIUM CORPORATION

By:	/S/ JEFFREY G. BLACK
Jeffrey G. Black Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options, dated October 13, 2009. Filed herewith.
99.(a)(1)(B)	Screen Shots from Tender Offer Website for Verenium Corporation’s Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options. Filed herewith.

99.(a)(1)(C)	Form of Election Form. Filed herewith.

99.(a)(1)(D)	Form of Notice of Withdrawal. Filed herewith.

99.(a)(1)(E)	Form of Confirmation of Receipt of Election Form. Filed herewith.

99.(a)(1)(F)	Form of Confirmation of Receipt of Notice of Withdrawal. Filed herewith.

99.(a)(1)(G)	Form of E-Mail Reminder of Expiration Date. Filed herewith.

99.(a)(1)(H)	E-Mail dated October 13, 2009 to holders of Eligible Options. Filed herewith.

99.(a)(1)(I)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009 and incorporated herein by reference.

99.(a)(1)(J)	Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on April 30, 2009 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the SEC on May 18, 2009 and incorporated herein by reference.

99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the SEC on August 10, 2009 and incorporated herein by reference.

99.(a)(1)(M)	Current Report on Form 8-K filed with the SEC on September 21, 2009 and incorporated herein by reference.

(b)	Not applicable.

99.(d)(1)	Verenium 2007 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-145062), filed with the Securities and Exchange Commission on August 2, 2007, and incorporated herein by reference.

99.(d)(2)	Form of Executive Officer 2007 Equity Incentive Plan Option Agreement under the 2007 Plan. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

99.(d)(3)	Form of Non-Executive Employee and Consultant 2007 Equity Incentive Plan Option Agreement under the 2007 Plan. Filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference.

99.(d)(4)	2005 Non-Employee Directors’ Equity Incentive Plan. Filed as an exhibit to the Company’s Proxy Statement on Form 14-A filed with the Securities and Exchange Commission on April 15, 2005, and incorporated herein by reference.

99.(d)(5)	Form of Stock Option Agreement pursuant to the 2005 Non-Employee Directors’ Equity Incentive Plan. Filed herewith.

99.(d)(6)	1999 Non-Employee Directors’ Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

99.(d)(7)	Form of Stock Option Grant Notice and Related Stock Option Agreement under the 1999 Non-Employee Directors’ Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

Exhibit Number	Description
99.(d)(8)	1997 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

99.(d)(9)	Form of Stock Option Grant Notice and Stock Option Agreement under the 1997 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) filed with the Securities and Exchange Commission, as amended, and incorporated herein by reference.

99.(d)(10)	BC International Corporation 2006 Equity Incentive Plan. Filed herewith.

99.(d)(11)	Form of Stock Option Agreement pursuant to the BC International Corporation 2006 Equity Incentive Plan. Filed herewith.

99.(d)(12)	BC International Corporation 2004 Equity Incentive Plan. Filed herewith.

99.(d)(13)	Form of Stock Option Agreement pursuant to the BC International Corporation 2004 Equity Incentive Plan. Filed herewith.

99.(d)(14)	BC International Corporation 1998 Stock Plan. Filed herewith.

99.(d)(15)	Form of Stock Option Agreement pursuant to the BC International Corporation 1998 Stock Plan. Filed herewith.

(g)	Not applicable.

(h)	Not applicable.